Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302

April 13, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on March 8, 2012

Dear Division of Corporation Finance,

The most recent version of the Offering Circular dated April 13, 2012 contains the audited balance sheet (as per requirement of Massachusetts Securities Division). The audit was performed by the independent accounting firm Rucci, Bardaro & Barrett P.C. and reflects the Company's financial condition as of the end of the first quarter of 2012 (March 31, 2012).

In addition, part F/S also contains the Company's balance sheet as of the end of the Fiscal Year 2011 (unaudited). The amount of assets and liabilities of the Company shown in the audited balance sheet differs from the amount shown in the balance sheet of Dec 31, 2011. This difference occurred due to the fact that the independent accounting firm depreciated some of the Company's assets during the evaluation and included all liabilities (i.e. legal expenses of the Offering) through March 31, 2012 incurred by the Company as part of its start-up costs.

Seven copies of the amended Offering Circular and Exhibits were mailed to your office.

The Issuer:
Texaplex Properties, LLC

Signed by:

Frank J. Addivinola, Jr.
Frank J. Addivinola, Jr., CEO, CFO, Director

Angelica Chuvilina
Angelica Chuvilina, COO, Director